                                                                    EXHIBIT 99.1

                                  RISK FACTORS

A.       SUBSTANTIAL LEVERAGE.

         The Company has substantial indebtedness and, as a result, significant debt service obligations. As of January 1, 2000, the Company had approximately $314 million of long-term indebtedness which represented approximately 64.5% of total capitalization. The ability of the Company to satisfy its debt obligations will be dependent on the future operating performance of the Company, which could be affected by changes in economic conditions and financial, competitive, legislative, regulatory and other factors, including factors beyond the control of the Company.

         A failure to comply with the covenants and other provisions of any debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debts under other instruments that contain cross-default or cross-acceleration provisions. The Company believes, based on current circumstances, that the Company's cash flow, together with available borrowings under the bank credit facilities, will be sufficient to permit the Company to meet its operating expenses, to pay dividends on its common stock and to service its debt requirements as they become due for the foreseeable future. Significant assumptions underlie this belief, including, among other things, that the Company will succeed in implementing its business strategy and that there will be no material adverse developments in the business, liquidity or capital requirements of the Company. There can be no assurance that the Company will be able to generate sufficient cash flow to service its interest payment obligations under its indebtedness or that cash flows, future borrowings or equity financing will be available for the payment or refinancing of the Company's indebtedness.

         If the Company is unable to service its indebtedness, it will be required to adopt alternative strategies, which may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

         The degree to which the Company is leveraged could have important consequences, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flows from operations may be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its future operations; (iii) certain of the Company's indebtedness contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends, sales of assets and minimum net worth requirements;
(iv) certain of the Company's borrowings are and will continue to be at variable rates of interest which exposes the Company to the risk of greater interest rates; and (v) the Company's substantial leverage may make it more vulnerable to changing economic conditions, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. As a result of the Company's current level of indebtedness, its financial capacity to respond to market conditions, capital needs and other factors may be limited.

B.       DEPENDENCE UPON THE OPERATIONS OF SUBSIDIARIES.

         As of the end of fiscal year 1999, a substantial portion of the consolidated assets of the Company were held by the subsidiaries of the Company and a substantial portion of the Company's cash flow and net income was generated by such subsidiaries. Therefore, the Company's ability to be profitable is dependent, in part, upon the profitability of its subsidiaries.

C.       LOW MARGIN BUSINESS; INCREASING COMPETITION AND MARGIN PRESSURE.

         The wholesale food distribution and retail grocery industries in which the Company operates are characterized by low profit margins. As a result, the Company's results of operations are sensitive to, and may be materially adversely impacted by, among other things, competitive pricing pressures, vendor selling programs, increasing interest rates and food price deflation. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

         The wholesale food distribution industry is undergoing change as producers, manufacturers, distributors and retailers seek to lower costs and increase services in an increasingly competitive environment of relatively static over-all demand, resulting in increasing pressure on the industry's already low profit margins. Alternative format food stores (such as warehouse stores and supercenters) have gained market share at the expense of traditional supermarket operators, including independent operators, many of whom are customers of the Company. Vendors, seeking to ensure that more of their promotional dollars are used by retailers to increase sales volume, increasingly direct promotional dollars to large self-distributing chains. The Company believes that these changes have led to reduced margins and lower profitability among many of its customers and at the Company itself. In response to these changes, the Company is pursuing a multi-faceted strategy that includes various cost savings and value added initiatives, and growth through strategic acquisitions and alliances. The Company believes that its ultimate success will depend on its ability to pursue and execute these strategic initiatives, and on the effectiveness of these strategic initiatives in reducing costs of operations and enhancing operating margins. Any significant delay or failure in the implementation of these strategic initiatives could result in diminished sales and operating margins. No assurance can be given that the Company's strategic initiatives, if implemented, will result in increased sales or enhanced profit margins.

D.       ACQUISITION STRATEGY.

         Partly in response to changes in the wholesale food distribution industry discussed above, the Company has for several years pursued a strategy of aggressive growth through acquisitions in the wholesale food distribution market, including both general and military distribution operations, and in retail store operations. The Company intends to continue to pursue strategic acquisition opportunities in these business segments, both in existing and new geographic markets. In pursuing this acquisition strategy, the Company faces risks commonly encountered with growth through acquisitions, including completed acquisitions. These risks include, but are not limited to, incurring significantly higher than anticipated capital expenditures and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, losing customers, entering markets in which the Company has no or limited experience, disrupting the Company's ongoing business and dissipating the Company's management resources. Realization of the anticipated benefits of a strategic acquisition may take several years or may not occur at all. The Company's acquisition strategy has placed, and will continue to place, a significant strain on the Company's management, operational, financial and other resources. The success of the Company's acquisition strategy will depend on many factors, including the ability of the Company to (i) identify suitable acquisition opportunities, (ii) successfully close acquisition opportunities at valuations that will provide superior returns on invested capital, (iii) successfully integrate acquired operations quickly and effectively in order to realize operating synergies, and (iv) obtain necessary financing on satisfactory terms. There can be no assurance that the Company will be able to successfully execute and manage its acquisition strategy, and any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

E.       POTENTIAL CREDIT LOSSES FROM LOANS TO RETAILERS.

         From time to time, the Company extends secured loans to independent retailers, often in conjunction with the establishment or expansion of supply arrangements with such retailers. Such loans are generally extended to small businesses which are unrated, and such loans are highly illiquid. The Company also from time to time provides financial assistance to independent retailers by guaranteeing loans from financial institutions and leases entered into directly with lessors. The Company intends to continue, and possibly increase, the amount of loans and guarantees to independent retailers, and there can be no assurance that credit losses from existing or future loans or commitments will not have a material adverse effect on the Company's business, financial condition and results of operations.

F.       MILITARY COMMISSARY SALES.

         A significant portion of the Company's sales in fiscal 1999 resulted from distribution of products to U.S. military commissaries. No assurance can be given that the U.S. military commissary system will not undergo significant changes in the foreseeable future, such as further base closings, privatization of the military commissary system or a reduction in the number of persons having access to such commissaries. Such changes could result in disruptions to existing supply arrangements or reductions in volumes of purchases and could have a material adverse effect on the Company's business, financial condition and results of operations.

G.       COMPETITION.

         The food marketing and distribution industry is highly competitive. The Company faces competition from national, regional and local food distributors on the basis of price, quality, variety and availability of products offered, strength of private label brands offered, schedules and reliability of deliveries and the range and quality of services provided. In addition, food wholesalers compete based on willingness to invest capital in their customers. Such investments present substantial risks as described above under the caption "Potential Credit Losses from Loans to Retailers." The Company also competes with retail supermarket chains that provide their own distribution function, purchasing directly from producers and distributing products to their supermarkets for sale to consumers.

         In its retail operations, the Company competes with other food outlets on the basis of price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal. Traditional mass merchandisers have gained a growing market share with alternative store formats, such as warehouse stores and supercenters, which depend on concentrated buying power and low-cost distribution technology. Market share of stores with alternative formats is expected to continue to grow in the future. To meet the challenges of a rapidly changing and highly competitive retail environment, the Company must maintain operational flexibility and develop effective strategies across many market segments. The inability to adapt to changing environments could have a material adverse effect on the Company's business, financial condition and results of operations.

         Some of the Company's competitors have greater financial and other resources than the Company. In addition, consolidation in the industry, heightened competition among the Company's suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to continue to compete effectively in its industry.

H.       COMPETITIVE LABOR MARKET; INCREASING LABOR COSTS.

         The Company's continued success depends on its ability to attract and retain qualified personnel in all areas of its business. The Company competes with other businesses in its markets with respect to attracting and retaining qualified employees. The labor market is currently very tight and the Company expects the tight labor market to continue. A shortage of qualified employees may require the Company to continue to enhance its wage and benefits package in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. No assurance can be given that the Company's labor costs will not continue to increase, or that such increases can be recovered through increased prices charged to customers. Any significant failure of the Company to attract and retain qualified employees, to control its labor costs, or to recover any increased labor costs through increased prices charged to customers could have a material adverse effect on the Company's business, financial condition and results of operations.

I.       DEPENDENCE ON MANAGEMENT.

         The Company depends on the services of its executive officers for the management of the Company. The loss or interruption of the continued full-time services of certain of these executives could have a material adverse effect on the Company and there can be no assurance that the Company will be able to find replacements with equivalent skills or experience at acceptable salaries. Generally, the Company does not have employment contracts with its executive officers, other than agreements providing certain benefits upon certain changes in control of the Company.